UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   WICKES INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  967 446 10 5

                                 (CUSIP Number)

         Bradco Supply Corporation                 Barry Segal
         13 Production Way                         c/o Bradco Supply Corporation
         P.O. Box 67                               13 Production Way
         Avenel, New Jersey 07001                  P.O. Box 67
         Phone: (732) 382-3400                     Avenel, New Jersey 07001
                                                   Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                 March 27, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. 967 446 10 5

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    45,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           45,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.54%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 967 446 10 5

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,169,350
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,169,350
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,216,850
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.64%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  Schedule 13D

      Bradco Supply Corp., a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file this Amendment No. 5 to the Statement on Schedule 13D which was filed on October 2, 2002 (the "Initial Schedule 13D"), and amended by Amendment No. 1 filed on November 1, 2002 (the "First Amendment"), by Amendment 2 filed on November 27, 2002 ("Second Amendment"), by Amendment 3 filed on January 24, 2003 ("Third Amendment") and by Amendment 4 filed on February 25, 2003 ("Fourth Amendment") with respect to their beneficial ownership of Common Stock, $.01 par value per share (the "Common Stock") of Wickes Inc.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Wickes Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company are located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is supplemented as follows:

      Bradco's offer described in Item 4 is subject to a financing condition in that the Reporting Persons would need to obtain the prior approval of Bradco's principal lender General Electric Capital Corporation.

Item 4. Purpose of Transaction

      Item 4 is amended as follows:

      Bradco and the Company are participants in the same industry. As a significant shareholder in the Company, since the filing of the Fourth Amendment, discussions have taken place between the Reporting Persons and the Company about possible synergies and common business opportunities and it is possible that further discussions might occur which could lead to one or more transactions between the Reporting Persons and the Company. Bradco, with a letter dated March 27, 2003, offered to purchase all of the shares of the Company not already owned by the Reporting Persons for a firm price of $1.12 per share. This proposal is subject to, among other considerations, a satisfactory completion of due diligence of the Company and its operations and financing of a possible transaction. A copy of the letter is set forth as "Exhibit B". As of March 31, 2003, the Reporting Persons have not received a response from the Company with regards to Bradco's offer.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer

      (a) Mr. Segal is the direct beneficial owner of 1,169,350 shares of Common Stock, representing approximately 14.10% of the outstanding Common Stock (based on the 8,308,109 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Form 10-Q). In addition, by virtue of his position as custodian for his son, Martin Segal, he may be deemed to be the indirect beneficial owner of another 2,500 shares of Common Stock. Further, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Mr. Segal may be deemed to be the indirect beneficial owner of the 45,000 shares of Common Stock owned by Bradco, representing approximately 0.54% of the outstanding Common Stock of the Company. Therefore, Segal may be deemed the beneficial owner of 1,216,850 shares of Common Stock representing approximately 14.64% of the outstanding Common Stock of the Company. Further, the Reporting Persons have acquired $2,250,000 face amount of the Company's Senior Subordinated Notes due December 15th, 2003. These notes are not convertible of right into Company Common Stock.

      (b) Mr. Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by him and of the stock held for his son, Martin Segal. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by it.

      (c) Since the filing of the Fourth Amendment, the Reporting Persons have not purchased or sold Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Except as described in Item 3, and 4, none of the Reporting Persons (or other persons listed in Item 2 of the Initial Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Exhibit B - Bradco Supply Corp. letter to Steve Wilson dated March 27,
2003.

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 1, 2003

                                            BRADCO SUPPLY CORPORATION

                                            By: /s/ Barry Segal
                                                ---------------
                                            Name:   Barry Segal
                                            Title:  Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 1, 2003

                                             /s/  Barry Segal
                                             ----------------
                                             Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Wickes Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement on April 1, 2003.

                                             BRADCO SUPPLY CORPORATION

                                             By: /s/ Barry Segal
                                                 ---------------
                                             Name:   Barry Segal
                                             Title:  Chief Executive Officer

                                              /s/ Barry Segal
                                             ---------------
                                             Name: Barry Segal

                     EXHIBIT B - BRADCO SUPPLY CORP. LETTER

                        [Bradco Supply Corp. Letterhead]

                                                March 27 , 2003

Mr. Steve Wilson
Wickes Lumber
706 N. Deerpath Drive
Vernon Hills, IL 60061

Dear Steve:

      Through our recent efforts we have been attempting to discuss different possibilities that might be mutually attractive to both Wickes and Bradco. Based on our continuing evaluation of possible synergies between our organizations, it now seems evident that we are now able to make a more specific proposal for your consideration.

      Accordingly, we would like to propose to purchase all of the shares of Wickes not owned by Bradco for a firm price of $1.12 per share. It is our strong desire to negotiate a friendly transaction with the existing management of Wickes. Our offer would also anticipate that your Board of Directors would need to approve our proposal.

      Currently, we intend to retain your corporate organization, including your management team. We believe that there are important synergies that could be achieved between Wickes and Bradco that would make the two companies a good fit.

      If the proposal is of interest to you, then we would need to work out the rest of the details, including the future financing of your operations. We would also have to secure the approval of our principal lender, General Electric Capital Corporation. We would also need to perform our due diligence of the Company and its operations, and this offer is subject to our satisfactory completion of that investigation.

      We believe it would be beneficial to conclude this transaction as expeditiously as possible. To this end, we are prepared to negotiate all aspects of our offer, including the consideration to be paid.

      We would therefore like to meet with you at your earliest convenience. We would also be willing to meet with your Board of Directors to address any questions they may have. Accordingly, we request that you share this letter with all of the members of the Board of Directors of Wickes.

                                                              Very truly yours,

                                                              /s/ Barry Segal
                                                                  -----------
                                                                  Barry Segal

Cc:   James Hopwood (Fax: 847-367-3765)


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